UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2008
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.
In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, without limitation, statements relating to our Fab 7, our belief that our sources of liquidity and cash flows will be sufficient to meet our liquidity needs for the next twelve months and our expected capital expenditures for the period up to December 31, 2008, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends for specific products; subprime mortgage issue and the slow down in the economic conditions in the United States as well as globally; demand and supply outlook in the semiconductor market; competition from other foundries and pricing pressure; product mix; unforeseen delays, interruptions and performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly known as Hitachi Semiconductor Singapore Pte. Ltd.) into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. “Risk Factors” in our 2007 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31,	June 30,
	2007	2008
ASSETS

Cash and cash equivalents	$743,173	$516,597
Restricted cash	45,092	71,783
Marketable securities	2,822	1,481
Receivables, less allowances of $3,280 in 2007 and $4,011 in 2008	237,312	294,557
Inventories	213,524	224,845
Other investments	89,290	45,854
Other current assets	22,520	24,774

Total current assets	1,353,733	1,179,891

Investment in associated companies	30,112	38,609
Technology licenses, net	62,699	59,501
Property, plant and equipment, net	2,463,789	2,757,416
Other non-current assets	115,228	100,704

Total assets	$4,025,561	$4,136,121

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$212,618	$278,856
Short-term debt	270,000	50,000
Current installments of long-term debt and capital lease obligations	78,663	149,104
Other current liabilities	114,630	115,895

Total current liabilities	675,911	593,855

Long-term debt and capital lease obligations, excluding current installments	1,499,917	1,634,254
Other non-current liabilities	52,747	62,461

Total liabilities	2,228,575	2,290,570

Convertible redeemable preference shares	255,837	260,810

Ordinary share capital	2,710,006	2,707,920
Accumulated deficit	(1,115,587)	(1,069,779)
Accumulated other comprehensive loss	(53,270)	(53,400)

Total shareholders’ equity	$1,541,149	$1,584,741

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$4,025,561	$4,136,121

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share units and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2008	2007	2008
	(Refer to Note 2)		(Refer to Note 2)
Net revenue	$324,292	$457,562	$648,088	$845,792
Cost of revenue	264,128	387,711	516,146	711,339

Gross profit	60,164	69,851	131,942	134,453

Other revenue	5,590	2,710	11,212	8,320

Operating expenses:
Research and development	38,511	42,845	76,081	88,290
Sales and marketing	13,357	17,836	27,602	35,428
General and administrative	9,680	11,164	19,596	21,958
Other operating expenses, net	2,388	1,268	7,170	3,752

Total operating expenses	63,936	73,113	130,449	149,428

Equity in income of associated companies, net	10,110	9,458	16,207	19,251
Other income (loss), net	810	(787)	(241)	9,723
Interest income	6,065	3,559	13,927	8,616
Interest expense and amortization of debt discount	(14,760)	(17,803)	(30,692)	(33,437)

Income (loss) before income tax	4,043	(6,125)	11,906	(2,502)
Income tax expense (benefit)	29,310	(49,542)	30,847	(48,310)

Net income (loss)	$(25,267)	$43,417	$(18,941)	$45,808

Less: Accretion to redemption value of convertible redeemable preference shares	2,404	2,498	4,785	4,973

Net income (loss) available to ordinary shareholders	$(27,671)	$40,919	$(23,726)	$40,835

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$(0.01)	$0.02	$(0.01)	$0.02
Diluted net earnings (loss) per ordinary share	$(0.01)	$0.02	$(0.01)	$0.02

Basic net earnings (loss) per ADS	$(0.11)	$0.16	$(0.09)	$0.16
Diluted net earnings (loss) per ADS	$(0.11)	$0.15	$(0.09)	$0.16

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,538.2	2,540.8	2,537.5	2,540.4
Effect of dilutive securities	—	326.1	—	325.8

Diluted net earnings (loss) per ordinary share	2,538.2	2,866.9	2,537.5	2,866.2

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	253.8	254.1	253.8	254.0
Effect of dilutive securities	—	32.6	—	32.6

Diluted net earnings (loss) per ADS	253.8	286.7	253.8	286.6

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2008	2007	2008
	(Refer to Note 2)		(Refer to Note 2)
Net income (loss)	$(25,267)	$43,417	$(18,941)	$45,808
Net unrealized gains (losses) on change in cash flow hedging fair values	(100)	(68)	1,402	44
Share of cash flow hedging gains of SMP	1	—	1	—
Reclassification of cash flow hedging (gains) losses into earnings	36	95	(1,709)	236
Unrealized gains (losses) on available-for-sale securities	512	(261)	698	(1,341)
Reclassification of realized losses on available-for-sale securities into earnings	—	842	—	842
Foreign currency translation	—	57	46	89

Other comprehensive income (loss)	449	665	438	(130)

Comprehensive income (loss)	$(24,818)	$44,082	$(18,503)	$45,678

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended
	June 30,	June 30,
	2007	2008
	(Refer to Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(18,941)	$45,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of associated companies, net	(16,207)	(19,251)
Cash dividends received from associated companies	13,654	18,885
Depreciation and amortization	242,611	280,061
Foreign exchange loss, net	129	1,118
Gain on disposal of property, plant and equipment, net	(783)	(212)
Deferred tax benefit	(22)	(38,040)
Others, net	5,061	8,296
Changes in assets and liabilities, net of effects from purchase of a subsidiary:
Receivables	33,158	21,385
Inventories	(27,105)	5,992
Other assets	(205)	(7,875)
Payables and other liabilities	(4,538)	(8,596)

Net cash provided by operating activities	$226,812	$307,571

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(455,851)	(275,198)
Payments for technology licenses	(4,362)	(6,804)
Investment in associated companies	(1,216)	(8,041)
Purchase of a subsidiary, net of cash acquired of $6,523	—	(237,072)
Refund of deposits placed with a vendor	11	842
Proceeds from sale of property, plant, equipment	4,692	7,519
Proceeds from redemption of other investments	—	42,359
Return of capital from SMP	4,900	—
Others, net	37	(465)

Net cash used in investing activities	$(451,789)	$(476,860)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	146,115	280,140
Repayments	(86,750)	(307,013)
Capital lease payments	(1,990)	(2,540)
Refund of customer deposits	(10,550)	(5,609)
Issuance of ordinary shares	1,841	639
(Increase) decrease in cash restricted for debt repayment	32	(26,691)
Others, net	(900)	—

Net cash provided by (used in) financing activities	$47,798	$(61,074)

Effect of exchange rate changes on cash and cash equivalents	110	3,787
Net decrease in cash and cash equivalents	(177,069)	(226,576)
Cash and cash equivalents at the beginning of the period	718,982	743,173

Cash and cash equivalents at the end of the period	$541,913	$516,597

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
1.	Basis of Presentation

The interim condensed consolidated financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and, in the opinion of management, contain all adjustments necessary, all of which are of a normal recurring nature except for the acquisition of subsidiary discussed in Note 3, and the revocation of certain tax status discussed in Note 9, to present fairly the financial information included herein. The accompanying interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2007.

The condensed consolidated balance sheet as at December 31, 2007 included herein is derived from the audited consolidated financial statements in the Company’s annual report on Form 20-F for the year ended December 31, 2007. The condensed consolidated balance sheet as at June 30, 2008, the condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2007 and June 30, 2008, and the consolidated statements of cash flows for the six months ended June 30, 2007 and June 30, 2008 have not been audited.

The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of Chartered Silicon Partners Pte Ltd (“CSP”) was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. CSP subsequently reported profits from the fourth quarter of 2007 onwards and the profits applicable to the minority shareholders of CSP are taken to the consolidated statements of operations until the minority shareholders’ share of losses previously recorded in the consolidated statements of operations is fully recovered. The effect of this on the results of operations is as follows:

	Three months ended		Six months ended
	June 30,		June 30
	2007	2008	2007	2008
Net profits (losses) not allocated to the minority shareholders of CSP according to their proportionate ownership	$(1,888)	$2,121	$(6,141)	$6,315
The cumulative net losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2007 and June 30, 2008 are $212,670 and $206,355, respectively.

2.	Prior Period Adjustments

The Company has recorded an increase (decrease) in the cost of revenue and income tax expense balances of $(275) and $833, respectively, in the unaudited condensed consolidated statement of operations for the three months ended June 30, 2007 included in this report as compared with the corresponding amounts previously reported in the Company’s Form 6-K for the three months ended June 30, 2007. The Company also recorded an increase (decrease) in the cost of revenue and income tax expense balances of $(317) and $833, respectively, in the unaudited condensed consolidated statement of operations for the six months ended June 30, 2007 included in this report as compared with the corresponding amounts previously reported in the Company’s Form 6-K for the six months ended June 30, 2007. These prior period adjustments reflect the net impact of the correction of a misstatement which the Company has determined to be immaterial to the consolidated statements of operations for the three and six months ended June 30, 2007. The correction relates to certain depreciable costs that were not capitalized as property, plant and equipment and the related income tax effects.

3.	Acquisition of Hitachi Semiconductor Singapore Pte Ltd

On March 31, 2008, the Company completed the acquisition of 100 percent of the shares in Hitachi Semiconductor Singapore Pte Ltd from Hitachi, Ltd. and Hitachi Asia Ltd., for a total consideration of $241,125 which consisted of cash and related direct costs of the acquisition. In June 2008, the closing working capital price adjustment was finalized as provided for in the purchase agreement, resulting in a revised purchase consideration of $243,595. Upon the completion of the acquisition, Hitachi Semiconductor Singapore Pte Ltd was renamed Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (“CST”) or Fab 3E. Fab 3E owns and operates an eight-inch wafer fabrication facility located in Singapore. This additional facility will augment the capacity of the four eight-inch fabs the Company currently operates. This transaction also includes a manufacturing agreement with Renesas Technology Corp., or Renesas, an existing customer of Fab 3E, to provide future wafer fabrication services.

The acquisition of Fab 3E has been accounted for using the purchase method. Assets acquired and liabilities assumed have been recorded in the consolidated balance sheet at their estimated fair values based on the purchase consideration. The fair value of the underlying net assets exceeded the purchase consideration, giving rise to negative goodwill of $3,796. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, any excess of the fair value of identifiable net assets acquired over the purchase price has been allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans and any other current assets.

The purchase price allocation, which includes the allocation of negative goodwill, is preliminary, and is based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. The Company is in the process of reviewing and validating estimates, assumptions and valuation methodologies underlying the preliminary valuation. Accordingly, the fair values set forth below are subject to change upon finalization of the valuation. The Company is currently in the process of finalizing the purchase price allocation. The following table summarizes the preliminary estimate of fair value assigned to the assets acquired and liabilities assumed and related deferred income taxes as of the date of acquisition, based on the purchase consideration:

Fair values
Current assets	$41,459
Property, plant and equipment	245,535
Identifiable intangible assets other than goodwill	6,555
Other assets	28

Total assets acquired	293,577

Current liabilities	$30,424
Deferred income taxes	11,972
Other liabilities	7,586

Total liabilities assumed	49,982

Net assets acquired	$243,595
Cash acquired	6,523

Purchase price, net of cash acquired	$237,072

Supplemental pro forma financial information is presented below as if the acquisition of Fab 3E occurred as of the beginning of each period presented. The pro forma information presented below does not purport to present what the actual results would have been had the acquisition in fact occurred at the beginning of the respective period presented, nor does the information project results for any future period.

	Three months ended	Six months ended
	June 30,	June 30,
	2007	2007	2008
	(In thousands, except per share data)
Pro forma net revenue	$366,450	$738,484	$890,136
Pro forma net income (loss)	(4,326)	3,712	47,962
Pro forma net income (loss) available to ordinary Shareholders	(6,730)	(1,073)	42,989
Pro forma basic net earnings (loss) per ordinary share	(0.00)	(0.00)	0.02
Pro forma diluted net earnings (loss) per ordinary share	(0.00)	(0.00)	0.02
Pro forma basic net earnings (loss) per ADS	(0.03)	(0.00)	0.17
Pro forma diluted net earnings (loss) per ADS	(0.03)	(0.00)	0.17
Combined results for the Company and Fab 3E were adjusted primarily for the following in order to present the pro forma results in the table above:

•	Adjustment to revenue to reflect the lower selling prices under the manufacturing agreement with Renesas entered into in connection with the acquisition;

•	Reversal of interest expense relating to a loan from company related to Hitachi, Ltd, that was recapitalized as Fab 3E shares in connection with the acquisition;

•	Amortization charges relating to intangible assets acquired as a result of the acquisition;

•	Increase in depreciation charges based on the fair values of property, plant and equipment as a result of the acquisition;

•	Adjustments made to reflect the historical financial statements of Fab 3E in accordance with U.S. GAAP. Prior to the acquisition by the Company, the financial statements of Fab 3E were prepared in accordance with Singapore Financial Reporting Standards; and

•	Income tax effects related to the above pro forma adjustments.
The results of Fab 3E’s operations have been included in the Company’s consolidated statement of operations from April 1, 2008 onwards.

4.	Use of Estimates

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting period. Estimates are based on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgment and estimate include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets and other investments, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition of revenue, the recognition and measurement of sales credits and returns allowance, the likelihood of achieving the milestones attached to Government grants, management’s projections of achievement of performance conditions for performance share units over the performance period, the fair value of share-based employee compensation awards and financial instruments, and the valuation of net assets acquired from purchase business combinations. Actual results could differ from these estimates.

5.	Net Earnings (Loss) Per Ordinary Share

Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and dividing the resulting amount of net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted net earnings per ordinary share is computed using the weighted-average number of ordinary shares outstanding plus potentially dilutive securities, which includes the dilutive effect of share options using the treasury stock method, the dilutive effect of restricted share units, the impact of contingently issuable share-based awards with performance conditions and the dilutive effect of ordinary shares issuable upon the assumed conversion of the Company’s convertible securities. The accretion charges on convertible securities are added back to net income available to ordinary shareholders when the related ordinary share equivalents are included in computing diluted net earnings per ordinary share.

The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings per ordinary share computation because:
i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or

ii.	The total assumed proceeds under the treasury stock method resulted in negative incremental shares; or

iii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion was higher than the basic net earnings per ordinary share, as adjusted for the effect of any potentially dilutive securities which were more dilutive than the convertible securities; or

iv.	The conditions for the vesting of the performance share units were not expected to be met.
A summary of the excluded potentially dilutive securities is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2008	2007	2008
Convertible redeemable preference shares	325,144	—	325,144	—
Call options with Goldman Sachs International	214,792	214,792	214,792	214,792
Employee stock options	112,709	103,014	112,709	103,671
Performance share units	—	4,874	—	4,874
Restricted share units	—	9,082	—	9,082

The conversion price of the convertible redeemable preference shares is $0.8719 per share. The call options with Goldman Sachs International (“GS”) have a per share exercise price of $1.408 as of June 30, 2007 and 2008. The weighted-average exercise prices of employee stock options outstanding were $1.91 and $1.80 as of June 30, 2007 and 2008, respectively.
6.	Share-Based Compensation
Restricted Share Unit Plan 2007 (“RSU Plan”)
In May 2008, 9,082 RSUs were granted under the RSU Plan, out of which 63 RSUs were granted to employees of Silicon Manufacturing Partners Pte Ltd, or SMP.
These RSUs vest according to the vesting schedule, and ordinary shares will be issued provided the employee remains employed by the Company through the vesting dates; otherwise the unvested RSUs are forfeited. The grant-date fair value of awards granted under the RSU Plan is based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant. SMP reimburses the Company for the share-based compensation expense in respect of the RSUs that were granted to its employees.

Total share-based compensation expense recognized for the RSUs granted in May 2008 for the three and six months ended June 30, 2008 was $159. As of June 30, 2008, the total compensation expense related to unvested RSUs not yet recognized is estimated at approximately $5,545 which is expected to be recognized over the weighted-average period of 2.9 years.

Pre-vesting forfeitures for RSUs granted in May 2008 were estimated to be approximately 1.05% to 2.91% for both three and six months ended June 30, 2008 based on historical and expected attrition rates.
Performance Share Unit Plan 2007 (“PSU Plan”)
A base number of PSUs that may be awarded at the end of a three-year performance period was granted under the PSU Plan. The vesting of the awards is contingent upon the achievement of pre-determined levels of Economic Value Added (“EVA”) spread, Absolute Total Shareholder Return (“TSR”) and Relative TSR as those measures are defined in the PSU Plan. All pre-determined levels have been established at the grant date. All conditions are determined based on the average of three financial years’ EVA spread, Absolute TSR and Relative TSR. The EVA spread is calculated by deducting the weighted-average cost of capital from the return on invested capital while Absolute TSR is calculated by adding the dividend yield to the change in the opening and closing share price of the Company’s ordinary shares for the performance period. The Relative TSR is calculated by comparing the TSR of the Company against the TSR of a pre-defined peer in the semiconductor industry. The achievement of EVA spread is a performance condition while the achievement of Absolute TSR and Relative TSR are market conditions. One third of the base number of PSUs will vest according to the achievement of the EVA spread, one third will vest according to the achievement of the Absolute TSR and one third will vest according to the achievement of the Relative TSR. The number of PSUs ultimately vested will range from 30% to 150% of the base number of PSUs awarded, or zero, subject to the achievement of either of the abovementioned performance condition or market conditions, as applicable.

In May 2008, a total of 2,706 base number of PSUs were granted and accepted. Total share-based compensation expense recognized for the PSUs granted in May 2008 for both the three and six months ended June 30, 2008 was $19. Depending upon the Company’s performance against target performance measures specified in the award agreements, as of June 30, 2008, the total compensation expense related to unvested PSUs not yet recognized is estimated to be approximately $689. This estimated compensation expense is expected to be recognized over a weighted-average period of 3.1 years.

The grant-date fair value for the performance-based portion of the award was based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant.

The grant-date fair value for the market-based portions of the award is calculated by an independent third-party appraiser which adopted the Monte-Carlo valuation model with the following assumptions:

Three and Six Months
ended June 30, 2008
Risk-free interest rate	1.67%
Expected volatility	39.0%
Dividend yield	0.0%
The risk-free rate is based upon observed interest rates appropriate for the term of the Company’s PSUs. Expected volatility is based on historical volatility rates of the Company’s ordinary shares.

Pre-vesting forfeitures were estimated to be approximately 5.43% for the three and six months ended June 30, 2008 based on historical and expected attrition rates.

As share-based compensation expense does not satisfy the conditions for tax deduction in Singapore, the recognition of the share-based compensation expense does not result in income tax benefits.

7.	Inventories
Inventories consist of the following:

	As of
	December 31,	June 30,
	2007	2008
Raw materials	$14,149	$15,758
Work-in-progress	194,255	201,563
Consumable supplies and spares	5,120	7,524

	$213,524	$224,845

8.	Other Investments
The Company has an investment in a private enhanced cash fund (“Fund”), which is managed by an external financial institution and consists primarily of high quality corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The investment in the Fund which was classified as a cash equivalent since the time of placement in 2003, was reclassified to Other Investments as of December 31, 2007. Accordingly the investment in the Fund was included as cash and cash equivalents in the consolidated statement of cash flows for the six months ended June 30, 2007. The Company received cash proceeds of $12,311 and $42,359 in further redemptions from the Fund for the three and six months ended June 30, 2008, resulting in a realized gain (loss) of $12 and $(40) on the redemptions for the three and six months ended June 30, 2008, respectively. As at June 30, 2008, the carrying amount of the Company’s pro-rata share of investment in the Fund was $45,854. The Company recorded an other-than-temporary impairment loss of $0 and $1,037 for the three and six months ended June 30, 2008, respectively.
9.	Income Taxes
Fab 7 was previously granted pioneer status for a 15-year period beginning October 1, 2005. During its pioneer period, income arising from activities covered under the pioneer status is exempt from Singapore income tax. Income arising from activities not covered under the pioneer status, or non-qualifying income, is taxed at the prevailing Singapore corporate tax rate. Since Fab 7 was previously granted pioneer status, it had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 7 had tax losses before October 1, 2005, which under the pioneer status, were not allowed for carry forward. The Company applied to revoke the pioneer status of Fab 7 and the application was approved by the Singapore Economic Development Board (“EDB”) in June 2008. As a result of the revocation, these unabsorbed wear and tear allowances and tax losses were available for offset against income of the Company. Upon the approval of the revocation, the Company recorded additional amounts of deferred tax assets due primarily to the higher wear and tear allowances and tax losses of approximately $68,317 and $85,399, respectively, that have become available to be carried forward. In addition, based on the projection of future taxable income, a portion of the previously recorded valuation allowance on existing deferred tax assets which related primarily to unabsorbed wear and tear allowances and tax losses, was reversed, and as a result, the Company recorded a net income tax benefit of $48,684. This income tax benefit includes $10,244 which was used to offset taxes paid or incurred by the Company in prior years, with the balance being recognized as deferred tax assets that are expected to be utilized to offset against future tax liabilities. The future tax liabilities are based on the Company’s projection of future taxable income which is contingent upon future market conditions. The Company expects to receive a refund of taxes of approximately $5,395 previously paid on non-qualifying income for 2007.

In June 2008, the Company was granted an investment allowance, or IA, for Fab 3 and Fab 7 which is a tax incentive administered by EDB. Under this scheme, the Company was granted an allowance based on an approved percentage of the fixed capital expenditure incurred over a 5-year period with effect from January 1, 2008, subject to compliance with certain conditions such as a minimum level of investment of fixed capital expenditure during the qualifying period. This allowance was given in addition to the normal wear and tear allowances provided in the Singapore Income Tax Act (“ITA”) and is claimable in full in the year which the capital expenditure is incurred and is not allowed to be deferred. Based on the Company’s projection of future taxable income, the Company assessed that a full valuation allowance will be needed on the deferred tax assets for the IA, and was included in the computation of the effective tax rate (“ETR”).

As of June 30, 2008, the liability for unrecognized tax benefits, as provided under FIN 48, was $5,936. The Company assessed that the revocation of Fab 7’s pioneer status would not change its recognition and measurement assessments on its uncertain tax positions since it does not affect the technical merits used in assessing these uncertain tax positions. The Company does not anticipate any significant changes to the total amounts of unrecognized tax benefits within 12 months.

The Company is subject to taxation in Singapore and other foreign tax jurisdictions. A summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Fiscal years that remain subject to examination as of
Major tax jurisdiction	June 30, 2008
Singapore	2002 and forward
United States of America	2005 and forward
10.	Long-term Debt and Obligations under Capital Leases
Long-term debt consists of:

	As of
	December 31,	June 30,
	2007	2008
Floating rate loans:
EXIM Guaranteed Loan	543,501	511,073
Société Générale Term Loan	—	119,234
JBIC/SMBC Term Loan (Tranche B)	—	56,568
5.645% JBIC/SMBC Term Loan (Tranche A)	—	56,568
5.75% senior notes due 2010	372,700	373,115
6.00% amortizing bonds due 2010	29,659	25,074
6.25% senior notes due 2013	297,752	297,935
6.375% senior notes due 2015	247,092	247,242
Others	9,633	8,702

	1,500,337	1,695,511
Less: Current installments of long-term debt	(74,163)	(143,182)

Long-term debt, excluding current installments	$1,426,174	$1,552,329

Obligations under capital leases:

	As of
	December 31,	June 30,
	2007	2008
Minimum future lease payments	$123,409	$134,276
Amount representing interest at rates of 5.3% to 7.8%	(45,166)	(46,429)

Present value of minimum future lease payments	78,243	87,847
Less: Current installments	(4,500)	(5,922)

Obligations under capital leases, excluding current installments	$73,743	$81,925

Current installments of:
Long-term debt	$74,163	$143,182
Obligations under capital leases	4,500	5,922

	$78,663	$149,104

Non-current portion, excluding current installments:
Long-term debt	$1,426,174	$1,552,329
Obligations under capital leases	73,743	81,925

	$1,499,917	$1,634,254

	Weighted Average
	Interest Rates
	As of
	December 31,	June 30,
	2007	2008
Debt obligations at floating rates	5.44%	3.82%
Debt obligations at fixed rates	6.08%	6.05%
Obligations under capital leases	7.09%	6.96%

In January 2008, the Company repaid $32,428 of the drawdown from the first tranche of the $653.1 million term loan from JPMorgan Chase Bank, or EXIM Guaranteed Loan.

In March 2008, the Company drew down $119,234 from the Société Générale Term Loan, which is a $190 million term loan facility obtained in January 2008 from Société Générale with Atradius Dutch State Business NV (“Atradius”) as export credit insurer which covers the loan for commercial and political risks. The Company has established a debt service reserve account with The Bank of New York which is charged in favor of Societe Generale. The loan is for the purpose of supporting phase 2 of the Company’s build-up of production capacity in Fab 7. This credit facility may only be used to finance the purchase of equipment from ASML Netherlands B.V, a European vendor, for the Company’s Fab 7 facility as well as to finance the premium payable by the Company in respect of the insurance provided by Atradius, and may be drawn down only in accordance with the equipment purchases per the Company’s schedule for the construction of phase 2 of the Fab 7 facility. The facility is divided into two tranches and is repayable over a period of five years on a semi-annual basis from March 1, 2009 for tranche A and not later than December 15, 2010 for tranche B. Tranche A expired on August 1, 2008 while tranche B will expire on December 15, 2009, if it is not cancelled or fully disbursed before such date. This facility bears interest at LIBOR plus 0.20% per annum and interest is payable semi-annually.

In the same month, the Company drew down $113,136 from the Japan Bank of International Cooperation and Sumitomo Mitsui banking Corporation, (“JBIC/SMBC Term Loan”), which is a $300 million term loan facility obtained in October 2007. The Company has established a debt service reserve account with SMBC, Singapore Branch, for the benefit of JBIC and SMBC. The loan is for the purpose of supporting phase 2 of the Company’s build-up of production capacity in Fab 7. This credit facility may only be used to finance the purchase of equipment from Japanese vendors for the Company’s Fab 7 facility and may be drawn down only in accordance with the equipment purchases per the Company’s schedule for the construction of phase 2 of the Fab 7 facility. The facility expires on October 15, 2010, if not cancelled or disbursed before such date. Fifty percent of the loan principal bears interest at a rate of 5.645% per annum, while the remaining fifty percent bears interest at LIBOR plus 0.15% per annum. Interest is payable semi-annually from the drawdown of the loan, and the loan principal is payable over a period of five years on a semi-annual basis from January 15, 2011.

11.	Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements” (“SFAS No. 157”), which provides guidance for measuring the fair value of assets and liabilities, and requires expanded disclosures about fair value measurements. SFAS No. 157 indicates that fair value should be determined based on the assumptions that marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions,” and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157.” FSP SFAS No. 157-1 excludes from the scope of SFAS No. 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In the first quarter of 2008, the Company adopted SFAS No. 157, except for non-financial assets and non-financial liabilities as described in FSP SFAS No. 157-2.

SFAS No. 157 clarifies that the definition of fair value retains the exchange price notion and focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability including assumptions about risk, the effect of sale or use restrictions on an asset and non-performance risk including an entity’s own credit risk relative to a liability. SFAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 emphasizes that valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

The additional disclosure requirements of SFAS No. 157 focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs and the effect of the measurement on earnings (or changes in net assets) for the reporting period. Inputs are categorized by a fair value hierarchy, Level 1 through Level 3, the highest priority being given to Level 1 and the lowest priority to Level 3. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available.

The following table presents the Company’s financial assets measured at fair value on a recurring basis as of June 30, 2008 and the amounts as they correspond to the respective level within the fair value hierarchy established by SFAS No. 157. There were no financial liabilities measured at fair value on a recurring basis as of June 30, 2008.

	Fair Value Measurements as at June 30, 2008
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Marketable securities	$1,481	$1,481	$—	$—
Forward foreign exchange contracts	420	—	420	—
Embedded derivatives	186	—	186	—

The Company accounts for other investments, or the Fund, as a cost-method investment. Any decline in the value of the Fund below cost that is deemed to be other-than-temporary will result in an impairment. The fair value of the Fund is assessed by using market prices and when such prices were not available, the Company uses a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, the Company determined that the fair value of the Fund and its underlying debt and securities approximated the fair values as provided by the investment manager of the Fund. Such assessment of the fair value of the Fund uses significant unobservable inputs (Level 3).
The Fund, with a carrying amount of $58,153 as at March 31, 2008 was partially redeemed for $12,311 in the second quarter of 2008, resulting in a realized gain (loss) of $12 and $(40) on the redemptions which was included in earnings for the three and six months ended June 30, 2008, respectively. As at June 30, 2008, the carrying amount of the Company’s pro-rata share of investment in the Fund was $45,854. The Company recorded an other-than-temporary impairment loss of $0 and $1,037 for the three and six months ended June 30, 2008.

12.	Recently Issued Accounting Pronouncements Not Yet Adopted

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and is intended to enhance the current disclosure framework in Statement 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation to better convey the purpose of the derivative use in terms of the risks that the entity is intending to manage. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact of adopting SFAS No. 161.

In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(revised 2007), “Business Combinations.” This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of adopting FSP FAS No. 142-3.

In June 2008, the FASB issued FSP, Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (“FSP EITF 03-6-1”). This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two-class method described in SFAS No. 128, “Earnings Per Share.” This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively to conform with the provisions of this FSP. The Company is currently assessing the impact of adopting FSP EITF 03-6-1.

In the same month, the FASB approved the issuance of EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock.” EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed. EITF 07-5 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years, early application is not permitted. This issue is to be applied to outstanding instruments as of the beginning of the fiscal year in which the issue is initially applied through a cumulative effect of change in accounting in opening retained earnings. The Company is currently assessing the impact of adopting EITF 07-5.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2008	2007	2008
Consolidated Statements of Operations data:
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	81.5	84.7	79.6	84.1

Gross profit	18.5	15.3	20.4	15.9

Other revenue	1.7	0.6	1.7	1.0

Operating expenses:
Research and development	11.9	9.4	11.7	10.4
Sales and marketing	4.1	3.9	4.3	4.2
General and administrative	3.0	2.4	3.0	2.6
Other operating expenses, net	0.7	0.3	1.1	0.5

Total operating expenses, net	19.7	16.0	20.1	17.7

Equity in income of associated companies, net	3.1	2.1	2.5	2.3
Other income (loss), net	0.3	(0.2)	(0.0)	1.1
Interest income	1.9	0.8	2.1	1.0
Interest expense and amortization of debt discount	(4.6)	(3.9)	(4.7)	(3.9)

Income (loss) before income tax	1.2	(1.3)	1.9	(0.3)
Income tax expense (benefit)	9.0	(10.8)	4.8	(5.7)

Net income (loss)	(7.8)%	9.5%	(2.9)%	5.4%

Less: Accretion to redemption value of convertible redeemable preference shares	0.7	0.6	0.7	0.6

Net income (loss) available to ordinary shareholders	(8.5)%	8.9%	(3.6)%	4.8%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2008	2007	2008
Communications	41%	50%	38%	49%
Computer	30	14	37	15
Consumer	26	31	23	32
Other	3	5	2	4

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2008	2007	2008
Americas	71%	61%	75%	64%
Europe	9	8	8	9
Asia-Pacific	19	22	16	22
Japan	1	9	1	5

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2008	2007	2008
0.065 and below	7%	14%	4%	13%
Up to 0.09	12	4	20	5
Up to 0.13	36	34	34	35
Up to 0.18	8	17	8	14
Up to 0.25	12	14	10	15
Up to 0.35	15	10	14	11
Above 0.35	10	7	10	7

Total	100%	100%	100%	100%

THREE MONTHS ENDED JUNE 30, 2007 AND JUNE 30, 2008
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. We enter into arrangements with our customers which typically include some or all of the above deliverables. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     Net revenue increased by 41.1% from $324.3 million in the second quarter of 2007 to $457.6 million in the second quarter of 2008, due primarily to an increase in wafer shipments, partially offset by lower selling prices. Fab 3E, which was acquired on March 31, 2008, contributed $41.1 million, representing 30.8% of the increase in net revenue. Total wafer shipments increased by 49.8% from 345,203 wafers (eight-inch equivalent) in the second quarter of 2007 to 517,272 wafers (eight-inch equivalent) in the second quarter of 2008. Average selling price, or ASP, decreased by 4.9% from $908 per wafer (eight-inch equivalent) to $864 per wafer (eight-inch equivalent) over the same period, due primarily to lower selling prices across technology nodes, partially offset by a more favorable product mix arising from higher shipments of 65nm products.
     Revenue from our 0.13um and below technologies represented 55% of our net revenue in the second quarter of 2007 as compared to 52% of our net revenue in the second quarter of 2008. Despite the decrease in percentage contribution from 0.13um and below technologies to total net revenue, in terms of absolute dollars, such revenue increased by 33% between the second quarters of 2007 and 2008, due primarily to the higher shipments of 65nm and 0.13um products, partially offset by lower 90nm shipments and to a lesser extent, lower selling prices across these technology nodes. Revenue from our 65nm and below technologies represented 7% of our net revenue in the second quarter of 2007 as compared to 14% in the second quarter of 2008. Revenue from our technologies above 0.13um up to 0.18um increased from 8% of our net revenue in second quarter of 2007 to 17% of our net revenue in the second quarter of 2008, due primarily to the contribution from Fab 3E.
     The communications sector was the highest contributor to our revenue in the second quarter of 2007, representing 41% of our net revenue. It continued to be the highest contributor to our net revenue in the second quarter of 2008, representing 50% of our net revenue. The increase in percentage contribution to total net revenue was due primarily to an increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in demand for bluetooth-related devices. Revenue from the consumer sector increased from 26% of our net revenue in the second quarter of 2007 to 31% of our net revenue in the second quarter of 2008, due primarily to an increase in demand for television-related devices and to a lesser extent, an increase in demand for video game and DVD-related devices. Revenue from the computer sector decreased from 30% of our net revenue in the second quarter of 2007 to 14% of our net revenue in the second quarter of 2008, due primarily to a decrease in demand for workstations, personal computers and motherboard devices.
     The Americas region was the highest contributor to our revenue in the second quarter of 2007, representing 71% of our net revenue. It continued to be the highest contributor to our revenue in the second quarter of 2008, representing 61% of our net revenue. Despite the decrease in percentage contribution to total net revenue, in terms of absolute dollars, this is a 21% increase from our net revenue in the second quarter of 2007, due primarily to the increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in bluetooth-related devices, partially offset by a decrease in demand for workstations, personal computers and motherboard devices. Revenue contribution from the Asia-Pacific region increased from 19% of our net revenue in the second quarter of 2007 to 22% of our net revenue in the second quarter of 2008, due primarily to the increase in demand for television-related devices. Revenue contribution from the Japan region increased from 1% of our net revenue in the second quarter of 2007 to 9% of our net revenue in the second quarter of 2008, due primarily to an increase in demand for mobile phone handset-related devices. Revenue from the Europe region remained similar in terms of percentage contribution to our net revenue at 9% and 8% for the second quarters of 2007 and 2008, respectively.
Cost of revenue
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, mask generation costs, and amortization of certain technology licenses.
     Cost of revenue increased by 46.8% from $264.1 million in the second quarter of 2007 to $387.7 million in the second quarter of 2008. Shipments increased by 49.8% over the same period. Generally, a large proportion of our cost of revenue is fixed in nature, which does not increase or decrease in proportion to any change in our shipments. Due to the higher shipment over the period, depreciation, which is fixed in nature, as a portion of our cost of revenue is expected to decrease. Depreciation continued to be a significant portion of our cost of revenue, comprising of 40.0% and 32.8% of our cost of revenue in the second quarters of 2007 and 2008, respectively. In terms of absolute dollars, depreciation increased by 20% due primarily to the build-up of production capacity in our Fab 7 facility.
     The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased from $743 (eight-inch equivalent) in the second quarter of 2007 to $740 (eight-inch equivalent) in the second quarter of 2008, due to higher production levels to achieve higher shipments during the same period.
     We record grants as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $1.0 million in each of the second quarters of 2007 and 2008.
Gross profit
     In terms of absolute dollars, our gross profit increased from $60.2 million in the second quarter of 2007 to $69.9 million in the second quarter of 2008. However, our gross margin decreased from 18.6% of our net revenue in the second quarter of 2007 to 15.3% of our net revenue in the second quarter of 2008, due primarily to lower selling prices, partially offset by lower cost per wafer.
     Our gross profit was also impacted by grants of $1.0 million in each of the second quarters of 2007 and 2008, which were recorded as a reduction to our cost of revenue.
Other revenue
     Other revenue consists primarily of rental income and management fees. Other revenue decreased from $5.6 million in the second quarter of 2007 to $2.7 million in the second quarter of 2008, due primarily to lower rental income from a renewal of a rental agreement with SMP. The rental charged to SMP is arrived at based on the terms of the original joint venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint venture agreement. The lower rental starting from the second quarter of 2008 reflects our recovery of these costs over the initial 10 years of the joint venture agreement.
Research and development expenses
     Research and development, or R&D, expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung, Freescale and ST Microelectronics, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for advanced technologies.
     R&D expenses increased by 11.3% from $38.5 million in the second quarter of 2007 to $42.8 million in the second quarter of 2008. This was due primarily to higher development activities related to the advanced 45nm technology node and to a lesser extent, higher payroll-related expenses. R&D expenses as a percentage of net revenue in the second quarters of 2007 and 2008 was 11.9% and 9.4%, respectively.

     The impact of grants recorded as a reduction to our R&D expenses was $0.7 million and $3.4 million in the second quarters of 2007 and 2008, respectively.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, electronic design automation or EDA-related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers.
     Sales and marketing expenses increased by 33.5% from $13.4 million in the second quarter of 2007 to $17.8 million in the second quarter of 2008, due primarily to higher payroll-related expenses and higher financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of net revenue in the second quarters of 2007 and 2008 was 4.1% and 3.9%, respectively.
General and administrative expenses
     General and administrative, or G&A, expenses consist primarily of payroll-related costs for administrative personnel, external fees such as consultancy, legal, administrative, professional and regulatory fees, and depreciation of equipment used in G&A activities. G&A expenses increased by 15.3% from $9.7 million in the second quarter of 2007 to $11.2 million in the second quarter of 2008, due primarily to higher payroll-related expenses. G&A expenses as a percentage of revenue in the second quarters of 2007 and 2008 was 3.0% and 2.4%, respectively.
Other operating expenses, net
     Other operating expenses, net, decreased by 46.9% from $2.4 million in the second quarter of 2007 to $1.3 million in the second quarter of 2008. The decrease in other operating expenses, net, was due primarily to lower rental-related expenses, partially offset by a fixed asset write-off of $1.2 million in the second quarter of 2008.
Equity in income of associated companies, net
     Equity in income of SMP decreased from $10.2 million in the second quarter of 2007 to $9.6 million in the second quarter of 2008, due primarily to lower revenues resulting from lower shipments. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the second quarter of 2007, the equity in income of SMP was $10.2 million compared to our total income before income tax of $4.0 million. The equity in income of SMP was $9.6 million compared to our total loss before income tax of $6.1 million in the second quarter of 2008.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the second quarters of 2007 and 2008. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Singapore, the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Three months ended June 30,
	2007	2008
	(In millions)
Net revenue (U.S. GAAP)	$324.3	$457.6
Chartered’s share of SMP revenue	$28.7	$24.9
Net revenue including Chartered’s share of SMP	$353.0	$482.5
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three months ended June 30,
	2007		2008
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share	Share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	345.2	381.6	517.3	548.5
ASP per wafer	$908	$896	$864	$860

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc., or GSI, in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.1 million and $0.2 million in the second quarters of 2007 and 2008, respectively.
     We acquired a 36.8% equity interest in Socle Technology Corporation, or Socle, in the second quarter of 2008. We account for the investment in Socle under the equity method. The equity in the income of Socle was immaterial in the second quarter of 2008.
Other income (loss), net
     Other income (loss), net, was a net income of $0.8 million in the second quarter of 2007 compared to a net loss of $0.8 million in the second quarter of 2008. The net income in the second quarter of 2007 was due primarily to a gain resulting from changes in the fair value on our derivative instruments. The net loss in the second quarter of 2008 was due primarily to an other-than-temporary impairment loss of $0.8 million on securities classified as available-for-sale.
Interest income
     Interest income decreased by 41.3% from $6.1 million in the second quarter of 2007 to $3.6 million in the second quarter of 2008, due primarily to lower interest rates in the second quarter of 2008.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 20.6% from $14.8 million in the second quarter of 2007 to $17.8 million in the second quarter of 2008, due primarily to higher average outstanding debt balances, lower interest capitalization associated with lower capital expenditures related to our 65nm and smaller technologies, partially offset by lower interest rates on outstanding floating rate debt.
Income tax expense (benefit)
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual ETR to income (loss) before income tax to derive the income tax expense (benefit) for the quarter. The quarterly income tax expense (benefit) recorded is the difference between the year to date expense and amounts recorded in prior quarters. ETR is calculated as a percentage of the forecast income tax expense for the year over the forecast income before income tax for the same period.
     In the second quarter of 2007, we recorded an income tax expense of $29.3 million on an income before income tax of $4.0 million. In the second quarter of 2008, we recorded an income tax benefit of $49.5 million on a loss before income tax of $6.1 million.
     Included in the income tax benefit of $49.5 million for the second quarter of 2008 is an income tax benefit of $48.7 million resulting from the revocation of the pioneer status previously granted to Fab 7. Fab 7 was previously granted pioneer status for a 15-year period beginning October 1, 2005. During its pioneer period, Fab 7 had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 7 had tax losses before October 1, 2005, which under the pioneer status, were not allowed for carry forward. We applied to revoke the pioneer status of Fab 7 and the application was approved by EDB in June 2008. As a result of the revocation, these unabsorbed wear and tear allowances and tax losses were available for offset against our income. Upon the approval of the revocation, we recorded additional amounts of deferred tax assets due primarily to the higher wear and tear allowances and tax losses of approximately $68.3 million and $85.4 million, respectively, that have become available to be carried forward. In addition, based on the projection of future taxable income, a portion of the previously recorded valuation allowance on existing deferred tax assets which related primarily to unabsorbed wear and tear allowances and tax losses, was reversed, and as a result, we recorded a net income tax benefit of $48.7 million. This income tax benefit included $10.2 million which was used to offset taxes paid or incurred in prior years, with the balance being recognized as deferred tax assets that are expected to be utilized to offset against future tax liabilities. The future tax liabilities were based on our projection of future taxable income which is contingent upon future market conditions. As a result of the revocation, we expect to receive a refund of taxes of approximately $5.4 million previously paid on non-qualifying income for 2007.

     In June 2008, Fab 3 and Fab 7 were granted an IA, which is a tax incentive administered by the EDB. Under this scheme, Fab 3 and Fab 7 were granted an allowance based on an approved percentage of the fixed capital expenditure incurred over a 5-year period with effect from January 1, 2008, subject to compliance with certain conditions such as a minimum level of investment of fixed capital expenditure during the qualifying period. This allowance was given in addition to the normal wear and tear allowances provided in the ITA, and is claimable in full in the year which the capital expenditure is incurred and is not allowed to be deferred. Based on our projection of future taxable income, we assessed that a full valuation allowance will be needed on the deferred tax assets for the IA, which was included in the computation of the ETR.
     The remaining income tax benefit for the second quarter of 2008 was $0.8 million. As of June 30, 2008, our forecasted income tax for the year ending December 31, 2008 was lower than the income tax for the year ended December 31, 2007 due to the utilization of Fab 7’s unabsorbed wear and tear allowances after the revocation of pioneer status. As a result, we applied a lower ETR to a loss before income tax for the six months ended June 30, 2008 to arrive at a lower revised year to date income tax expense. This resulted in an income tax benefit of $0.8 million recorded for the three months ended June 30, 2008 compared to an income tax expense of $29.3 million for the three months ended June 30, 2007.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges were $2.4 million and $2.5 million in the second quarters of 2007 and 2008, respectively.
SIX MONTHS ENDED JUNE 30, 2007 AND JUNE 30, 2008
Net revenue
     Net revenue increased by 30.5% from $648.1 million for the six months ended June 30, 2007 to $845.8 million for the six months ended June 30, 2008, due primarily to an increase in wafer shipments, partially offset by lower selling prices. Fab 3E contributed $41.1 million, representing 20.8% of the increase in net revenue. Total wafer shipments increased by 46.2% from 644,441 wafers (eight-inch equivalent) for the six months ended June 30, 2007 to 942,120 wafers (eight-inch equivalent) for the six months ended June 30, 2008. ASP decreased by 10.0% from $974 per wafer (eight-inch equivalent) to $876 per wafer (eight-inch equivalent) over the same period, due primarily to lower selling prices across technology nodes, and to a lesser extent, a less favorable product mix.
     Revenue from our 0.13um and below technologies represented 58% of our net revenue for the six months ended June 30, 2007 as compared to 53% of our net revenue for the six months ended June 30, 2008. Despite the decrease in percentage contribution from 0.13um and below technologies to total net revenue, in terms of absolute dollars, this is a 19% increase from our net revenue for the six months ended June 30, 2007, due primarily to the higher shipments of 65nm and 0.13um products, partially offset by lower 90nm shipments and to a lesser extent, lower selling prices across these technology nodes. Revenue from our 65nm and below technologies represented 4% and 13% of our net revenue for the six months ended June 30, 2007 and 2008, respectively. Revenue from our technologies above 0.13um up to 0.18um increased from 8% of our net revenue for the six months ended June 30, 2007 to 14% of our net revenue for the six months ended June 30, 2008, due primarily to the contribution from Fab 3E.
     The communications sector was the highest contributor to our revenue for the six months ended June 30, 2007, representing 38% of our net revenue. It continued to be the highest contributor to our net revenue for the six months ended June 30, 2008, representing 49% of our net revenue. The increase in percentage contribution to total net revenue was due primarily to an increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in demand for bluetooth-related devices. Revenue from the consumer sector increased from 23% of our net revenue for the six months ended June 30, 2007, to 32% of our net revenue for the six months ended June 30, 2008, due primarily to an increase in demand for television-related devices and to a lesser extent, an increase in demand for video game devices. Revenue from computer sector decreased from 37% of our net revenue for the six months ended June 30, 2007, to 15% of our net revenue for the six months ended June 30, 2008, due primarily to a decrease in demand for workstations, personal computers and motherboard devices.
     The Americas region was the highest contributor to our revenue for the six months ended June 30, 2007, representing 75% of our net revenue. It continued to be the highest contributor to our revenue for the six months ended June 30, 2008, representing 64% of our net revenue. Despite the decrease in percentage contribution to total net revenue, in terms of absolute dollars, this is a 11% increase from our net revenue for the six months ended June 30, 2007, due primarily to the increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in video game devices, partially offset by a decrease in demand for workstations, personal computers and motherboard devices. Revenue contribution from the Asia-Pacific region increased from 16% of our net revenue for the six months ended June 30, 2007 to 22% of our net revenue for the six months ended June 30, 2008, due primarily to the increase in demand for television-related devices. Revenue contribution from the Japan region increased from 1% of our net revenue for the six months ended June 30, 2007 to 5% of our net revenue for the six months ended June 30, 2008, due primarily to an increase in demand for mobile phone handset-related devices. Revenue from the Europe region remained similar in terms of percentage contribution to our net revenue for the six months ended June 30, 2007 and 2008.
Cost of revenue
     Cost of revenue increased by 37.8% from $516.1 million for the six months ended June 30, 2007 to $711.3 million for the six months ending June 30, 2008. Our shipments increased by 46.2% over the same period. Generally, a large proportion of our cost of revenue is fixed in nature, which does not increase or decrease in proportion to any change in our shipments. Due to the higher shipment over the period, depreciation, which is fixed in nature, as a portion of our cost of revenue is expected to decrease. Depreciation continued to be a significant portion of our cost of revenue, comprising of 40.3% and 33.8% of our cost of revenue in the second quarters of 2007 and 2008, respectively. In terms of absolute dollars, depreciation increased by 15% due primarily to the build-up of production capacity in our Fab 7 facility.
     The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 5.5% from $785 (eight-inch equivalent) for the six months ended June 30, 2007 to $742 (eight-inch equivalent) for the six months ended June 30, 2008, due primarily to higher production levels to achieve higher shipments during the same period.
     We record grants as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $7.7 million and $1.8 million for the six months ended June 30, 2007 and 2008, respectively.
Gross profit
     In terms of absolute dollars, our gross profit increased from $131.9 million for the six months ended June 30, 2007 to $134.5 million for the six months ended June 30, 2008. However, our gross margin decreased from 20.4% of our net revenue for the six months ended June 30, 2007 to 15.9% of our net revenue for the six months ended June 30, 2008, due primarily to lower selling prices, partially offset by lower cost per wafer.
     Our gross profit was also impacted by a reduction in grants from $7.7 million for the six months ended June 30, 2007 to $1.8 million for the six months ended June 30, 2008, which were recorded as a reduction to our cost of revenue.
Other revenue
     Other revenue decreased from $11.2 million for the six months ended June 30, 2007 to $8.3 million for the six months ended June 30, 2008, due primarily to lower rental income from a renewal of a rental agreement with SMP. The rental charged to SMP is arrived at based on the terms of the original joint venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint venture agreement. The lower rental starting from the second quarter of 2008 reflects our recovery of these costs over the initial 10 years of the joint venture agreement.
Research and development expenses
     R&D expenses increased by 16.0% from $76.1 million for the six months ended June 30, 2007 to $88.3 million for the six months ended June 30, 2008. This was due primarily to higher development activities related to the advanced 45nm technology node and to a lesser extent, higher payroll-related expenses. R&D expenses as a percentage of net revenue for the six months ended June 30, 2007 and 2008 was 11.7% and 10.4%, respectively.
     The impact of grants recorded as a reduction to our R&D expenses was $4.1 million and $7.1 million for the six months ended June 30, 2007 and 2008, respectively.
Sales and marketing expenses
     Sales and marketing expenses increased by 28.4% from $27.6 million for the six months ended June 30, 2007 to $35.4 million for the six months ended June 30, 2008, due primarily to higher payroll-related expenses and higher financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of net revenue for the six months ended June 30, 2007 and 2008 was 4.3% and 4.2%, respectively.
General and administrative expenses
     G&A expenses increased by 12.1% from $19.6 million for the six months ended June 30, 2007 to $22.0 million for the six months ended June 30, 2008, due primarily to higher payroll-related expenses. G&A expenses as a percentage of net revenue for the six months ended June 30, 2007 and 2008 was 3.0% and 2.6%, respectively.
Other operating expenses, net

     Other operating expenses, net, decreased by 47.7% from $7.2 million for the six months ended June 30, 2007 to $3.8 million for the six months ended June 30, 2008. Included in other operating expenses, net, for the six months ended June 30, 2008 was a gain resulting from foreign currency fluctuations. Excluding this gain, the decrease in other operating expenses, net is due primarily to lower rental-related expenses, partially offset by a fixed asset write-off of $1.2 million.
Equity in income of associated companies, net
     Equity in income of SMP increased from $16.3 million for the six months ended June 30, 2007 to $19.5 million for the six months ended June 30, 2008, due primarily to lower cost per wafer resulting from lower depreciation for the six months ended June 30, 2008. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. For the six months ended June 30, 2007, the equity in income of SMP was $16.3 million compared to our total income before income tax of $11.9 million. For the six months ended June 30, 2008, the equity in income of SMP was $19.5 million compared to our total loss before income tax of $2.5 million.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the six months ended June 30, 2007 and 2008. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Singapore, the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Six months ended June 30,
	2007	2008
	(In millions)
Net revenue (U.S. GAAP)	$648.1	$845.8
Chartered’s share of SMP revenue	$50.2	$50.8
Net revenue including Chartered’s share of SMP	$698.3	$896.6
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Six months ended June 30,
	2007		2008
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share	Share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	644.4	707.2	942.1	1,005.7
ASP per wafer	$974	$958	$876	$871

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc., or GSI, in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.1 million and $0.3 million for the six months ended June 30, 2007 and 2008, respectively.
     We acquired a 36.8% equity interest in Socle Technology Corporation, or Socle, in the second quarter of 2008. We account for the investment in Socle under the equity method. The equity in the income of Socle was immaterial for the six months ended June 30, 2008.
Other income (loss), net
     Other income (loss), net, was a net loss of $0.2 million for the six months ended June 30, 2007 compared to a net income of $9.7 million for the six months ended June 30, 2008. Other income, net, for the six months ended June 30, 2008 included the recognition of income of $11.5 million arising from our acceptance of a licensing fee in connection with a technology licensing agreement by one of our technology partners which was concluded during the first quarter of 2008. The amount recorded is the present value of $12 million, which we will receive as an offset against future payments due under a related technology agreement, and is not contingent upon any future performance requirements. Other income, net, for the six months ended June 30, 2008 also included an other-than-temporary impairment loss of $0.8 million on securities classified as available-for-sale and $1.1 million on other investments.
Interest income
     Interest income decreased by 38.1% from $13.9 million for the six months ended June 30, 2007 to $8.6 million for the six months ended June 30, 2008, due primarily to lower interest rates and to a lesser extent, lower average cash balances compared to the six months ended June 30, 2007.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 8.9% from $30.7 million for the six months ended June 30, 2007 to $33.4 million for the six months ended June 30, 2008, due primarily to higher average outstanding debt balances, partially offset by lower interest rates on outstanding floating rate debt.
Income tax expense (benefit)
     For the six months ended June 30, 2007, we recorded an income tax expense of $30.8 million on an income before income tax of $11.9 million. For the six months ended June 30, 2008, we recorded an income tax benefit of $48.3 million on a loss before income tax of $2.5 million.
     Included in the income tax benefit of $48.3 million for the six months ended June 30, 2008 is an income tax benefit of $48.7 million resulting from the revocation of the pioneer status previously granted to Fab 7. Fab 7 was previously granted pioneer status for a 15-year period beginning October 1, 2005. During its pioneer period, Fab 7 had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 7 had tax losses before October 1, 2005, which under the pioneer status, were not allowed for carry forward. We applied to revoke the pioneer status of Fab 7 and the application was approved by EDB in June 2008. As a result of the revocation, these unabsorbed wear and tear allowances and tax losses were available for offset against our income. Upon the approval of the revocation, we recorded additional amounts of deferred tax assets due primarily to the higher wear and tear allowances and tax losses of approximately $68.3 million and $85.4 million, respectively, that have become available to be carried forward. In addition, based on the projection of future taxable income, a portion of the previously recorded valuation allowance on existing deferred tax assets which related primarily to unabsorbed wear and tear allowances and tax losses, was reversed, and as a result, we recorded a net income tax benefit of $48.7 million. This income tax benefit includes $10.2 million which was used to offset taxes paid or incurred in prior years, with the balance being recognized as deferred tax assets that are expected to be utilized to offset against future tax liabilities. The future tax liabilities are based on our projection of future taxable income which is contingent upon future market conditions. As a result of the revocation, we expect to receive a refund of taxes of approximately $5.4 million previously paid on non-qualifying income for 2007.
     In June 2008, Fab 3 and Fab 7 were granted an IA, which is a tax incentive administered by the EDB. Under this scheme, Fab 3 and Fab 7 were granted an allowance based on an approved percentage of the fixed capital expenditure incurred over a 5-year period with effect from January 1, 2008, subject to compliance with certain conditions such as a minimum level of investment of fixed capital expenditure during the qualifying period. This allowance was given in addition to the normal wear and tear allowances provided in the ITA, and is claimable in full in the year which the capital expenditure is incurred and is not allowed to be deferred. Based on our projection of future taxable income, we assessed that a full valuation allowance will be needed on the deferred tax assets for the IA, which was included in the computation of the ETR.
     Excluding this income tax benefit of $48.7 million, the income tax expense was $0.4 million for the six months ended June 30, 2008. As of June 30, 2008, our forecasted income tax for the year ending December 31, 2008 was lower than the income tax for the year ended December 31, 2007 due to the utilization of Fab 7’s unabsorbed wear and tear allowances from the revocation of pioneer status. As a result, we applied a lower ETR to a loss before income tax for the six months ended June 30, 2008 to arrive at a lower revised year to date income tax expense. This resulted in a lower income tax expense of $0.4 million recorded for the six months ended June 30, 2008 compared to an income tax expense of $30.8 million for the six months ended June 30, 2007.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges were $4.8 million and $5.0 million for the six months ended June 30, 2007 and 2008, respectively.
LIQUIDITY AND CAPITAL RESOURCES

Current and expected liquidity
     As of June 30, 2008, our principal sources of liquidity included $516.6 million in cash and cash equivalents and $1,158.2 million of unutilized banking facilities consisting of loans and bank credit lines. Of the $1,158.2 million of unutilized banking facilities, $150.0 million relates to a revolving loan facility with Sumitomo Mitsui Banking Corporation, or SMBC, which expired on June 30, 2008. The revolving loan facility was renewed on July 1, 2008 and will be available until June 30, 2009.
     In January 2008, we fully repaid $50.0 million from the revolving loan facility with Bank of America, or BOA, $70.0 million from our outstanding uncommitted banking and credit facilities with BOA and $150.0 million from the revolving loan facility with SMBC, which were all fully drawn down in December 2007. We also repaid $32.4 million of the drawdown from the first tranche of the $653.1 million term loan from the EXIM Guaranteed Loan.
     In March 2008, we drew down $113.1 million from the $300 million JBIC/SMBC Term Loan facility, which was obtained in October 2007 for the purpose of financing the purchase of equipment from Japanese vendors for our Fab 7 facility. Fifty percent of the loan principal bears interest at a fixed rate of 5.645% per annum, while the remaining fifty percent bears interest at LIBOR plus 0.15% per annum. Subsequent to this drawdown, the amount available for drawdown under this facility is $186.9 million.
     In the same month, we fully drew down $119.2 million from Tranche A of the $190 million term loan facility from Société Générale, with Atradius Dutch State Business NV, or Atradius, as export credit insurer. The loan was obtained in January 2008 for the purpose of financing the purchase of equipment from a European vendor for our Fab 7 facility as well as to finance the premium payable by our company in respect of the insurance provided by Atradius. This facility bears interest at LIBOR plus 0.20% per annum. Subsequent to this drawdown, the amount available for drawdown under Tranche B of this facility is $70.8 million.
     On March 31, 2008, we completed the acquisition of 100 percent of the shares in Fab 3E. The total cash consideration for the acquisition was $237.1 million which consisted of cash and related direct costs of the acquisition, less cash acquired of $6.5 million. The acquisition was funded with existing available cash balances.
     In June 2008, we drew down $50.0 million from our outstanding uncommitted banking and credit facilities with BOA, which was fully repaid in July 2008.
     We have an investment in a private enhanced cash fund, or Fund, which is managed by an external financial institution. The Fund consists primarily of high quality corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The fair value of the Fund is assessed by using market prices or, when such prices are not available, we used a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, we determined that the fair value of the Fund and its underlying debt and securities approximated the fair values provided by the investment manager of the Fund. We received cash proceeds of $12.3 million and $42.4 million in further redemptions from the Fund for the three and six months ended June 30, 2008. The realized gain (loss) on the redemptions for the three and six months ended June 30, 2008 was immaterial. As at June 30, 2008, the carrying amount of our pro-rata share of investment in the Fund was $45.9 million. The Company recorded an other-than-temporary impairment loss of $1.0 million for the six months ended June 30, 2008. There was no other-than-temporary impairment loss for the three months ended June 30, 2008. If the credit and liquidity issues in the markets relating to our investment and its underlying securities continue or worsen, we may recognize further realized losses in the value of our remaining investment in the Fund.
     Working capital, which is calculated as the excess of current assets over current liabilities, was $677.8 million and $586.0 million as of December 31, 2007 and June 30, 2008, respectively. Our current installments of long-term debt were $74.2 million as at December 31, 2007 compared to $143.2 million as at June 30, 2008, due primarily to the inclusion of repayment of $56.8 million of the drawdown from the second tranche of the $653.1 million loan from the EXIM Guaranteed Loan.
     Based on our current level of operations, we believe that our cash on hand, existing working capital, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our capital and research and development expenditures, debt service obligations, investment and liquidity needs for the next twelve months. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditures for our manufacturing facilities. See the “— Liquidity and Capital Resources — Historic investing cash flows and capital expenditures” section below for more details on our capital expenditures. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.

     There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future as cash flow generation may be affected by, among other factors, sales levels, capacity utilization and industry business conditions. The principal uncertainties that exist regarding our future liquidity needs include, without limitation, capital expenditures or investment needs which may arise in excess of our expectations, in which case we may be required to finance any additional requirements. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
Historic cash flows
     The following table sets forth the summary of our cash flows for the periods presented:

	Six Months ended June 30,
	2007	2008
	(In thousands)
Net cash provided by operating activities	$226,812	$307,571
Net cash used in investing activities	$(451,789)	$(476,860)
Net cash provided by (used in) financing activities	$47,798	$(61,074)
Historic operating cash flows
     Net cash provided by operating activities was $226.8 million and $307.6 million for the six months ended June 30, 2007 and 2008, respectively. The $80.8 million improvement in cash provided by operating activities was due primarily to higher collections and receipt of tax refunds of $59.3 million which arose from the revocation of the pioneer status of Fab 3 in the third quarter of 2007, partially offset by higher payments for operating expenses. Net cash provided by operating activities for the six months ended June 30, 2008 also included $13.0 million from Fab 3E’s operations.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $451.8 million and $476.9 million for the six months ended June 30, 2007 and 2008, respectively. Investing activities consisted of capital expenditures totaling $455.9 million and $275.2 million for the six months ended June 30, 2007 and 2008, respectively. Capital expenditures for the six months ended June 30, 2007 and 2008 were primarily for our 65nm and below technologies. Investing activities for the six months ended June 30, 2008 also included $237.1 million related to the purchase of 100 percent of the shares in Fab 3E which consisted of cash and related direct costs of the acquisition, less cash acquired of $6.5 million, funded with existing available cash balances, and $8.0 million to acquire a 36.8% equity interest in an associated company, Socle. We also received cash proceeds of $42.4 million in further distributions from the Fund.
     We expect our capital expenditures for 2008 to be approximately $750 million, compared to $590 million as previously expected in the first quarter of 2008. The additional $160 million for the year is required to support our early customers at 45nm technologies as well as for rebalancing the mix between our 65nm and 45nm technologies. As of December 31, 2007 and June 30, 2008, we have spent an accumulated total of $2,144.2 million and $2,261.5 million, respectively, on the equipping of Fab 7. As of December 31, 2007 and June 30, 2008, we had commitments on contracts for capital expenditures of $280.6 million and $590.7 million, respectively. We may claim IA on future qualifying capital expenditure, subject to a minimum level of investment in approved fixed capital expenditure within the qualifying period. As a result, our future income tax expense may be reduced.
     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in the Company’s Form 20-F for the year ended December 31, 2007.
Historic financing cash flows
     Net cash provided by financing activities was $47.8 million for the six months ended June 30, 2007 while net cash used in financing activities was $61.1 million for the six months ended June 30, 2008. Financing activities for the six months ended June 30, 2008 included a drawdown of $119.2 million from the Société Générale Term Loan facility, $113.1 million from the JBIC/SMBC Term Loan and $50.0 million from BOA short-term credit facility. We also made principal repayments totaling $270.0 million for the BOA short-term credit and the revolving loan facilities, and the SMBC revolving loan facility, as well as loan repayment of $32.4 million of the drawdown from the first tranche of the $653.1 million term loan from the EXIM Guaranteed Loan.
     The restricted cash related to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments, and commitment fees related to the EXIM Guaranteed Loan. The increase in restricted cash of $26.7 million for the six months ended June 30, 2008 was due primarily to the placement of restricted cash for principal and interest repayment of the EXIM Guaranteed Loan which is due in July 2008.
INVESTMENT IN SMP
     Our investment in SMP as of December 31, 2007 and June 30, 2008 is shown below:

	As of
	December 31,	June 30,
	2007	2008
	(In thousands)
Cost	$80,936	$80,936
Share of retained post-formation gains	49,557	69,042
Dividends received	(101,240)	(120,125)

	$29,253	$29,853

     Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	June 30,
	2007	2008
	(In thousands)
Amounts due from SMP	$10,193	$10,985
Amounts due to SMP	$1,341	$1,309
     Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	June 30,
	2007	2008
	(In thousands)
Current assets	$65,343	$58,996
Other assets	669	465
Property, plant and equipment	18,436	23,066
Current liabilities	(30,390)	(27,820)
Other liabilities	(6)	(55)

Shareholders’ equity	$54,052	$54,652

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(In thousands)
Net revenue	$45,928	$41,098	$87,418	$84,314
Gross profit	10,057	10,605	15,892	21,286
Net income	10,213	9,572	16,310	19,485
Item 3. Quantitative and Qualitative Disclosures About Market Risk
     Our exposure to financial market risks is derived primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.
     Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2007 and to subheading (l) “Derivative Instruments and Hedging Activities” on page F-13 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 21, “Derivative Instruments”, and Note 22, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2007. Apart from changes in our exposure to interest rate risk which is presented in the table below, there have been no other material changes to our exposures to market risk as reported in these sections.
     The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate contracts and long-term debt. For long-term debt, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average floating rates are based on prevailing floating interest rates related to the outstanding obligations as of June 30, 2008. There were no outstanding interest rate contracts as of June 30, 2008.

	As of June 30, 2008
	Expected Maturity Date
	(In thousands, except interest rates)
									Fair
	2008	2009	2010	2011	2012	Thereafter	Total		Value
Long-term debt:

Floating rate debt (US$)	$60,836	$145,518	$145,518	$156,832	$91,976	$86,195	$686,875		$686,875
Weighted average interest rate	4.206%	3.948%	3.948%	3.864%	3.623%	3.211%	3.816	%(1)

Fixed rate debt (US$)	$4,723	$9,875	$385,476	$11,314	$11,314	$583,940	$1,006,642		$975,830

Weighted average interest rate	6.000%	6.000%	5.757%	5.645%	5.645%	6.268%	6.055	%(1)

Total	$65,559	$155,393	$530,994	$168,146	$103,290	$670,135	$1,693,517		$1,662,705

	As of
	December 31, 2007
	(In thousands)
	Total	Fair Value
Long-term debt:
Floating rate debt	$543,501	$544,362
Fixed rate debt	954,659	964,842

Total	$1,498,160	$1,509,204

Notes:

(1)	Average interest rates under “Total” are the weighted average interest rates of long-term debt outstanding as of June 30, 2008.

(2)	As of June 30, 2008, our short term floating rate debt obligation refers to our $50.0 million drawdown on our uncommitted banking and credit facilities with BOA in June 2008, bearing interest at a floating rate determined by reference to LIBOR. This debt was fully repaid in July 2008.
     As of June 30, 2008, 59% and 41% of our interest rate payment obligations on long-term debt are at fixed rates and floating rates, respectively. We do not have cash flow and earnings exposure due to market interest rate changes for our fixed rate debt obligations, however we do have cash flow and earnings exposure due to market interest rate changes for our floating rate debt obligations. Based on our interest payment obligations as of June 30, 2008, a 0.5% increase in interest rates would increase our floating rate interest payments by 13.10% annually.
Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
Our twentieth annual general meeting of shareholders (the “2008 AGM”) was held on April 30, 2008. At the 2008 AGM, shareholders re-elected or re-appointed the following directors to serve on our Board of Directors:
(i)	Mr. James A. Norling;

(ii)	Mr. Chia Song Hwee;

(iii)	Mr. Charles E. Thompson;

(iv)	Mr. Andre Borrel;

(v)	Mr. Pasquale Pistoria; and

(vi)	Mr. Maurizio Ghirga.
At the 2008 AGM, the shareholders also voted on, and cast votes in favor of, the following proposals:
(1)	To adopt the audited accounts of the Company for the year ended December 31, 2007, including the report of the directors and the auditors;

(2)	To re-appoint KPMG as the Company’s auditors and to authorize the directors to fix their remuneration;

(3)	To approve directors’ fees of $569,833 for the year ended December 31, 2007 and up to $585,000 for the year ended December 31, 2008;

(4)	To authorize the directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Singapore Companies Act, Chapter 50;

(5)	To authorize the directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Singapore Companies Act, Chapter 50;

(6)	To authorize the directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Share Option Plan 1999;

(7)	To authorize the directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Employees Share Purchase Plan 2004;

(8)	To authorize the directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd;

(9)	To authorize the directors to offer and grant restricted share units and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Restricted Share Unit Plan 2007;

(10)	To authorize the directors to offer and grant performance share units and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Performance Share Unit Plan 2007; and

(11)	To approve the alteration of the Articles of Association of the Company.
Details of the foregoing proposals can be found in the Company’s Proxy Statement submitted to the U.S. Securities and Exchange Commission in its report on Form 6-K dated March 28, 2008.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 6, 2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer